LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.linuxgoldcorp.com

N E W S   R E L E A S E

Linux Gold Corp.

(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. FEATURED IN THE KONLIN LETTER’S

AUGUST 2009 ISSUE

For Immediate Release: August 11, 2009, Vancouver, BC – Linux Gold Corp. (LNXGF -

OTCBB), today announced that it is featured in the August 2009 issue of The KonLin

Letter, an independent market letter that researches, analyzes, and recommends stocks.

"We are quite pleased with the analysis The KonLin Letter has done on Linux Gold Corp. and of our company's inclusion in this month's newsletter,” said John Robertson, President of Linux

Gold.  “The analysis highlights many of our key investment drivers including our 100% interest in the Dime Creek property in Alaska, with gold and platinum values located in the Placer Creek, as well as our 50% interest in 30 mineral claims known as the Fish Creek Prospect located in the

Fairbanks Mining Division in Alaska.  We welcome the interest of the editors of The KonLin

Letter."  For additional information on the Konlin Letter, please visit www.konlin.com.

The  opinions  expressed  in  "The  KonLin  Letter"  are  those  of  the  analyst  and  not  of  Linux  Gold

Corp.  The  Company  does  not  accept  responsibility  for  the  accuracy  of  any  of  the  information  or statements  contained  in  this  report.  For  information  provided  by  Linux  Gold  Corp.  with  respect  to its  business  and  business  prospects,  as  well  as  the  risks  associated  with  an  investment  in  Linux

Gold  Corp.’s  stock,  please  see  the  Company's  reports  filed  with  the  Securities  and  Exchange

Commission,  copies  of  which  are  available  at  www.sec.gov  and  also  on  the  Company  website  at

www.linuxgoldcorp.com.

ABOUT LINUX GOLD CORP:

Linux  Gold  Corp.  is  involved  in  exploration  of  mineral  properties.  Our  current  plans  are  to  joint venture  and  explore  our  gold  properties  in  Alaska.  Linux  Gold  Corp.  owns  247  State  of  Alaska mining  claims  at  several  locations  near  Granite  Mountain  on  the  eastern  Seward  Peninsula  of

Alaska.  Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek

Prospect,  located  in  the  Fairbanks  Mining  Division  in  Alaska.  Linux  Gold  Corp.  optioned  a  50%

interest  in  the  Fish  Creek  claims  to  Teryl  Resources  Corp.  (TRC-V),  retaining  a  5%  net  smelter return  or  may  convert  into  a  25%  working  interest.  Linux  has  also  staked  mineral  exploration claims covering 6,400 acres in the Livengood-Tolovana Mining District, in the State of Alaska.

ABOUT THE KONLIN LETTER:

The  KonLin  Letter  (www.konlin.com)  is  a  40-year  old  publication  that  provides  fundamental  and technical  analysis  of  individual  stocks  and  market  movements.  Considered  an  authority  on  low-

priced  stocks,  The  KonLin  Letter  has  consistently  been  one  of  the  leading  publications  on  Wall

Street.  It  has  been  rated  one  of  the  best  performing  market  letters  in  the  nation  offering  a  unique service  that  each  month  recommends  five  low-priced  selections,  including  a  featured  stock  of  the month.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Contact:

John Robertson

Daniela Viola / Makovsky + Company

800-665-4616

212-508-9676

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans and  operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be

incorrect,   including,   but   not   limited   to:   timely   implementation   of   anticipated   drilling   and   exploration   programs;   the

successful completion of new development projects, planned expansions or other projects within the timelines anticipated;

the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations

applicable  to  Linux,  and  changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain

required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of

general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of

availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market

valuations   of   companies   with   respect   to   announced   transactions.   The   Company's   actual   results,   performance   or

achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including those  described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change

Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F

annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.    Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety by these cautionary statements.  Furthermore, the  forward-looking  statements contained in this news release are  made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as may be required by applicable securities laws.